UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007 (Report No. 2)

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

1. Interim Unaudited Consolidated Financial Statements of Attunity Ltd and Its Subsidiaries as of June 30, 2007 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2007.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam VP Finance and Secretary

Date: August 2, 2007

ATTUNITY LTD AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2007

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2007	December 31, 2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,680	$5,080
Restricted cash	143	143
Trade receivables and unbilled revenues (net of allowance for doubtful accounts
of $ 54 and $ 31 at June 30, 2007 and December 31, 2006, respectively)	1,370	2,829
Other accounts receivable and prepaid expenses	524	632
Assets of discontinued operations	-	33

Total current assets	6,717	8,717

LONG-TERM PREPAID EXPENSES	109	102

SEVERANCE PAY FUND	964	925

PROPERTY AND EQUIPMENT, NET	794	939

SOFTWARE DEVELOPMENT COSTS, NET	4,333	4,434

GOODWILL	6,164	6,118

DEFERRED CHARGES AND OTHER LONG TERM ASSETS, NET	533	118

Total assets	$19,614	$21,353

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2007	December 31, 2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$19	$2,022
Trade payables	463	523
Deferred revenues	3,125	2,454
Employees and payroll accruals	1,355	1,260
Accrued expenses and other liabilities	1,052	1,077

Total current liabilities	6,014	7,336

LONG-TERM LIABILITIES:
Convertible debt	757	418
Long-term debt	2,016	23
Accrued severance pay	1,241	1,264

Total long-term liabilities	4,014	1,705

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 70,000,000 and 40,000,000 shares at June 30, 2007 and
December 31, 2006, respectively; Issued and outstanding: 23,196,236
and 23,166,931 shares at June 30, 2007 and December 31, 2006, respectively	720	720
Additional paid-in capital	103,707	102,772
Accumulated other comprehensive loss	(649)	(569)
Accumulated deficit	(94,192)	(90,611)

Total shareholders' equity	9,586	12,312

Total liabilities and shareholders' equity	$19,614	$21,353

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited

Revenues:
Software licenses	$3,369	$3,821	$1,683	$1,506
Maintenance and services	3,361	3,307	1,727	1,605

	6,730	7,128	3,410	3,111

Operating expenses:
Cost of revenues	1,160	1,263	595	640
Research and development, net	2,166	1,916	1,128	939
Selling and marketing	4,366	4,786	1,978	2,343
General and administrative	1,408	1,555	740	767
Termination benefit in connection with disposal of subsidiaries in
France and Australia	761	-	50	-

Total operating expenses	9,861	9,520	4,491	4,689

Operating loss	(3,131)	(2,392)	(1,081)	(1,578)

Financial expenses, net	(455)	(392)	(230)	(192)
Other income (expenses)	40	(2)	-	(2)

Loss before income taxes	(3,546)	(2,786)	(1,311)	(1,772)
Taxes on income	35	63	14	44

Net loss	$(3,581)	$(2,849)	$(1,325)	$(1,816)

Basic and diluted net loss per share	$(0.15)	$(0.16)	$(0.06)	$(0.10)

Weighted average number of shares used in computing
basic and diluted net loss per share	23,173	17,854	23,176	18,219

(*) The above items are inclusive of the
following equity-based compensation expenses
resulting under SFAS 123(R):
Equity-based compensation expense included
in "Research and development"	$84	$103	$45	$46
Equity-based compensation expense included
in "Selling and marketing"	107	129	41	72
Equity-based compensation expense included
in "General and administrative"	199	246	105	110

	$390	$478	$191	$228

Net basic and diluted equity-based compensation expense, per share	$0.02	$0.03	$0.01	$0.01

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2006	17,259,255	$584	$93,355	$(512)	$(84,127)		$9,300

Private placement share issuance, net	4,800,000	112	5,565	-	-		5,677
Exercise of warrants	1,000,000	22	1,725	-	-		1,747
Exercise of employee stock options	107,676	2	170	-	-		172
Beneficial conversion feature related to price
adjustment of the convertible debt following
2006 private placement share issuance	-	-	730	-	-		730
Warrants issued in consideration of credit line	-	-	264	-	-		264
Stock-based compensation	-	-	963	-	-		963
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(57)	-	$(57)	(57)
Net loss	-	-	-	-	(6,484)	(6,484)	(6,484)

Total comprehensive loss						$(6,541)

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,611)		12,312

Exercise of employee stock options	29,305	-	27	-	-	-	27
Warrants issued in consideration of credit line	-	-	495	-	-	-	495
Stock-based compensation	-	-	413	-	-	-	413
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(80)	-	$(80)	(80)
Net loss	-	-	-	-	(3,581)	(3,581)	(3,581)

Total comprehensive loss						$(3,661)

Balance as of June 30, 2007 (Unaudited)	23,196,236	$720	$103,707	$(649)	$(94,192)		$9,586

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2007	2006
	Unaudited

Cash flows from operating activities:
Net loss from continued operations	$(3,581)	$(2,849)
Adjustments required to reconcile net loss to net cash provided by
(used in) operating activities:
Depreciation	190	182
Stock based compensation	390	478
Amortization of deferred expenses	97	199
Amortization of debt discount	339	198
Amortization of software development costs	674	536
Decrease in accrued severance pay, net	(68)	(25)
Decrease in trade receivables	1,497	185
Increase in other accounts receivable and prepaid expenses	156	465
Increase in long-term prepaid expenses	(7)	(16)
Decrease in trade payables	(75)	(238)
Increase in deferred revenues	602	829
Increase (decrease) in employees and payroll accruals	5	(146)
Decrease in accrued expenses and other liabilities	(114)	(281)
Capital loss from sale of property and equipment	4	2

Net cash provided by (used in) operating activities from continued
operations (reconciled from continuing operations)	109	(481)
Net cash provided by operating activities from discontinued
operations (reconciled from discontinued operations)	33	16

Net cash provided by (used in) operating activating	142	(465)

Cash flows from investing activities:
Restricted cash, net	3	(62)
Purchase of property and equipment	(48)	(453)
Capitalization of software development costs	(550)	(674)
Proceeds from sale of property and equipment	-	19

Net cash used in investing activities	(595)	(1,170)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	27	147
Proceeds from exercise of warrants	-	1,747
Receipt of long-term debt, net	1,983	-
Receipt of short-term debt	-	2,043
Repayment of long-term debt	-	(23)
Repayment of short-term debt	(2,011)	-

Net cash provided by (used in) financing activities	(1)	3,914

Foreign currency translation adjustments on cash and cash equivalents	54	17

Increase (decrease) in cash and cash equivalents	(400)	2,296
Cash and cash equivalents at the beginning of the period	5,080	1,635

Cash and cash equivalents at the end of the period	$4,680	$3,931

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$87	$50

Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrant in consideration of short term loan	$-	$264

Stock-based compensation that was capitalized as part of capitalization
of software development costs	$23	$28

Issuance of warrant and extension of contractual period of warrants in
consideration of long-term loan	$4	$-

Capital lease obligation incurred upon the acquisition of property and equipm	$-	$43

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:	–	GENERAL

a.	Attunity Ltd. (“the Company” or “Attunity”) and its subsidiaries (collectively – “the Group”) develop, market and provide support for service-orientated software and solutions in the Workplace Applications, data and application integration market. Using Attunity’s software, companies are able to optimally connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated management-focused workplace applications. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package.

b.	Termination benefit in connection with disposal of subsidiaries in France and Australia:

During March 2007, the Company decided to terminate the employment of all its employees in France and Australia. As a result of the dismisal, of its workforce the Company recorded a $761 charge to operating expenses in the six months ended on June 30, 2007.

NOTE 2:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2006 included in the Company’s Annual Report on Form 20-F.

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Accounting for Uncertainty in Income Taxes - In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties. Pursuant to the provisions of FIN 48, the differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. Effective January 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company files Israeli income tax returns and U.S. federal income tax returns, as well as income tax returns in other foreign jurisdictions. The Company may be subject to examination by the U.S. Internal Revenue Service from inception of operations due to net operation loss carry forwards generated in past years. The Company may also be subject to examination by the Israeli tax authorities for the years 2002 through 2006. The adoption of FIN 48 did not have a material impact on the Company’s consolidated financial statements.

c.	For further information, refer to the consolidated financial statements as of December 31, 2006.

NOTE 4:	–	ACCOUNTING FOR STOCK BASED COMPENSATION

Under the Company’s 1994, 1998, 2001 and 2003 Stock Option Plans (“the Plans”), the Company has granted options to purchase Ordinary shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company’s Ordinary shares on the date of grant for incentive stock options and 75% of the fair market value for non-qualified options. Under the terms of these four plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 6,500,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. During the six months ended June 30, 2007, the Company granted 473,750 options to employees under the 2001 and 2003 option plans.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 4:	–	ACCOUNTING FOR STOCK BASED COMPENSATION (Cont.)

In conjunction with the adoption of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, the Company estimates option values using the Black-Scholes method of attributing the value of stock-based compensation to expense using the straight-line method. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term. Expected pre-vesting forfeitures were estimated based on management assessments of expected forfeitures. The expected option term was calculated using the “simplified” method permitted by SAB 107.

The fair value estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for the six months ended June 30, 2007:

Six months ended June 30, 2007
Unaudited

Risk free interest	4.8%
Dividend yields	0%
Volatility	61.6%
Expected life (in years)	4

The following is a summary of the Company’s stock options granted among the various plans:

	Number of options	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2006	4,013	$2.08
Granted	474	1.32
Exercised	(29)	0.91
Canceled or forfeited	(549)	1.60

Outstanding at June 30, 2007 (unaudited)	3,909	$2.06	4.54	$17

Exercisable at June 30, 2007 (unaudited)	2,731	$2.14	5.28	$17

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the second quarter of fiscal 2007 ($1.00 per share) and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2007. This amount changes based on the fair market value of the Company’s stock.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 5:	–	MAJOR CUSTOMERS

In the periods of six months ending June 30, 2007 and 2006, the Company had a distributor that accounted for 24.9% and 30.5% of revenues, respectively.

NOTE 6:	–	CREDIT LINE

The Company signed a loan agreement, dated May 1, 2006 with Plenus Technologies Ltd. (“Plenus”) according to which the Company borrowed $ 2,000 effective as of March 27, 2006. The loan amount was paid in one installment on January 2, 2007.

On January 31, 2007, the Company entered into a new Loan Agreement (the “New Loan Agreement”) with Plenus and its affiliates, whereby Plenus provided a $ 2,000 loan, and, upon future achievement of a certain milestone (related to achievement of revenues targets), will lend an additional $ 1,000. The date on which the additional $ 1,000 will be provided is referred to as the Second Closing.

The outstanding loan amount will be due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan will accrue interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and will be paid on a quarterly basis.

In addition, the Company issued to Plenus warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $ 1.364, subject to adjustments; and warrants to purchase up to such number of Ordinary shares equal to $ 300,000 divided by the average of closing prices of an Ordinary share as reported on NASDAQ in the 90 days preceding the Second Closing (which would also be the exercise price per share). The exercise price per share is subject to adjustment (down to a minimum of $ 0.18 per share). These warrants are not exercisable unless and until the Second Closing has occurred and will expire on the fifth anniversary of the Second Closing.

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $ 375 was recorded as deferred charges, and amortized over the term of the loan. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions at grant date: risk-free interest rate of 4.9%, dividend yield of 0%, expected volatility of the Company’s Ordinary shares of 73.8%, and an expected life of 5 years.

As part of the New Loan Agreement, the exercise period of 442,909 warrants previously issued to Plenus was extended such that the exercise period will lapse on January 30, 2012. Incremental compensation cost was measured as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms were modified, measured based on the share price and other pertinent factors at that date. As a result, the Company recorded an amount of $ 120 as deferred charges, and amortized over the term of the loan.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 6:	–	CREDIT LINE (Cont.)

In order to secure its obligations under the New Loan Agreement and the warrants, the Company recorded a first priority fixed charge in favor of Plenus on all of its intellectual property, and a first priority floating charge on all of its assets. The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of Plenus.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

        Revenues. Total revenues decreased 5.6% to $6.7 million in the first six months of 2007 from $7.1 million in the first six months of 2006. This decrease is mainly attributable to a 11.8% decrease in license revenues, which decreased to $3.4 million in 2007 from $3.8 million in 2006. Maintenance and support revenues, increased to $3.4 million in 2007 from $3.3 million in 2006.

        Cost of Revenues. Our cost of revenues decreased 8.2% to $1.2 million in the first six months of 2007 from $1.3 million in the first six months of 2006 primarily due to the termination of employees in France and Australia and reduction in the professional services operation. This decrease was reduced by higher amortization of capitalized software development costs in the first six months of 2007 compared to the first six months of 2006.

        Research and Development, Net. Total research and development costs, before capitalized software costs, increased 4.9% to $2.7 million in 2007 from $2.6 million in 2006. This increase is primarily due to increases in salaries and to additional subcontractors costs. Capitalized software developments costs in 2007 were $0.5 million compared to $0.7 million in 2006. As a result of the foregoing, net research and development costs increased 13.0% to $2.2 million in 2007 from $1.9 in 2006.

        Selling and Marketing. Selling and marketing expenses decreased 8.8% to $4.4 million in the first six months of 2007 from $4.8 million in the first six months of 2006. The decrease is attributed mainly to the termination of employees in France and Australia and reduction of subcontractors costs in Hong Kong.

        General and Administrative. General and administrative expenses decreased by 9.5% to $1.4 million in the first six months of 2007 from $1.6 million in the first six months of 2006. This decrease is attributed mainly to end of the employment of our former CFO and a reduction of bad debt expenses. This decrease was reduced by costs related to an aborted public offering in Israel in the first six months of 2007.

        Termination benefit in connection with disposal of subsidiaries in France and Australia. During March 2007, we decided to terminate the employment of all of our employees in France and Australia. As a result we recorded a $761,000 charge to operating expenses in the six months ended June 30, 2007.

        Operating Loss. Based on the foregoing, we recorded an operating loss of $3.1 million in 2007 compared to $2.4 million in 2006.

        Financial Expenses, Net. Financial expenses, net, were $455,000 in the first six months of 2007 compared to $392,000 in the first six months of 2006. These expenses are mainly attributable to amortization of debt discount, amortization of deferred expenses, and interest on our $2 million of convertible debt and our $2 million long term loan.

        Taxes on Income. Income taxes for the first six months of 2007 were $35,000 compared with $63,000 in the first six months of 2006.

        Equity based compensation. Beginning in fiscal 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,”(“SFAS 123(R)”) on a modified prospective basis, including equity-based compensation expense related to employee stock options. Total equity-based compensation expenses amounted to $0.4 million and $0.5 million for the first six months of 2007 and 2006, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2007, we had $4.8 million in cash, cash equivalents and restricted cash. As of June 30, 2007, we had a $2 million long term loan from Plenus Technologies Ltd (“Plenus”). In addition we had a bank line of credit of approximately $0.1 million, which was unused.

        Net cash provided by operating activities was $142,000 in the first six months of 2007 compared to $465,000 of net cash used in operating activities in the first six months of 2006. Net cash used in investing activities was $595,000 in 2007 and $1,170,000 in 2006, which funds were used primarily for software development costs and purchase of property and equipment. Net cash used in financing activities was $1,000 in 2007 reflecting repayment to Plenus of a $2 million short term loan and receiving a $2 million long term loan from Plenus, compared to $3.9 million provided by financing activities in 2006 primarily from $1.0 million exercise of warrants and from using the $2.0 million short term loan from Plenus.

        Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $48,000 in the six months ended June 30, 2007 and $453,000 in the six months ended June 30, 2006. The majority of our capital expenditures were for leasehold improvements and computers and software. We currently do not have significant capital spending or purchase commitments.